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Astris Energi Inc. · 6-K · For 10/29/04, On 10/29/04
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: October 29, 2004

Commission File Number: 0-31481

ASTRIS ENERGI INC.
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(Translation of registrant’s name into English)
2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2
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(Address of principal executive office)

Registrant’s telephone number, including area code: (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

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Astris Energi Inc. · 6-K · For 10/29/04, On 10/29/04
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
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The following are included in this report on Form 6-K:
	Sequential
Exhibit	Description	Page Number
-------	-----------	-----------
1.	Press release, dated October 29, 2004	3

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EXHIBIT 1

ASTRIS ENERGI BOARD RESPONDS TO SHAREHOLDER CONCERNS

MISSISSAUGA, ONTARIO, CANADA, October 29, 2004 - The Board of Directors of Astris Energi Inc. (OTC Bulletin Board - ASRNF), the world’s leading alkaline fuel cell (AFC) technology company, responded today to shareholder concerns arising from motions passed at Astris’ recent Annual and Special Meeting of Shareholders. Though all motions were passed, in the interest of clarification, the Board provided the following commentary:

Schedule B: Number of Directors.

Some investors perceived this motion as limiting the number of directors to five in perpetuity. In fact the motion fixed the current number of directors elected at the Meeting to five, but empowers the Board of Directors to change the number of directors on the Board and the number to be elected at future annual meetings of shareholders. Under the terms of Astris’ By-Laws, the total number of directors may not exceed ten. It is Astris’ expectation that at some point in the future, new board members may be added who have particular areas of expertise applicable to Astris’ needs, or who represent significant, new investors.

Schedule C: Amendment to Stock Option Plan.

A question was asked at the annual meeting as to whether the number of stock options allowed was still limited by regulatory bodies. The answer to this question is, "Yes". Astris Energi is governed by the rules and regulations of the Alberta Securities Commission and NASDAQ. The amendment passed at the Meeting was well within the limitations set down by these regulatory bodies. As its shareholders are aware, Astris Energi runs an extremely lean operation with very little capital and its industry-leading, technical accomplishments have been made in an extremely cost effective manner. The Board of Astris feels that, in lieu of cash, stock options are an essential tool with which to compensate employees, officers, directors, and key consultants for their contributions to the Company. Options will have a term of up to five years and be exercisable at a price not less that the closing price of the common shares on the day the option is granted.

Schedule D: Special Resolution Increasing Authorized Capital.

This resolution seemed to cause the most concern with shareholders, especially those in the U.S. In Canada, it is quite common for companies to have authorized capital with an unlimited number of common shares. (Authorized capital is the amount and number of shares which a company may issue, but is under no obligation to issue.) Astris Energi, in the interests of expedience, simply followed common Canadian securities practice. Unfortunately, this has been misunderstood by some American investors. Astris intends to only issue shares in a judicious and careful fashion, as required under the normal course of activities pursuant to executing its business plan. Given the dynamic, fast-paced nature of the industry in which it is involved, this resolution gives Astris the flexibility it needs to pursue future equity subscriptions, acquisitions, and/or other business opportunities quickly and efficiently.

Schedule G: Purchase of Astris s.r.o.

The motion passed at the Meeting approved a binding Memorandum of Understanding, dated September 16, 2004, between Astris Energi Inc. and Macnor Corporation for the acquisition of Macnor’s 70% share of Astris s.r.o. The two parties are currently working with legal counsel to draft a sales agreement. Due to Astris year-end accounting logistics and tax-planning issues with both parties, it is expected that the transaction will close in January 2005.

For the full text of the resolutions passed at the Meeting, shareholders are directed to Astris’ complete securities filings at www.sedar.com (Management Information Circular, filed September 28, 2004) or www.sec.gov/edgar.shtml (6K, filed October 20, 2004).

About Astris Energi Inc.

Astris is a late-stage development company committed to becoming the leading provider of affordable fuel cells and fuel cell generators internationally. Over the past 21 years, more than $17 million has been spent to develop Astris’ alkaline fuel cell for commercial applications. Astris is commencing pilot production of its POWERSTACK™ MC250 technology in 2004. Astris is the only publicly traded company in North America focused exclusively on the alkaline fuel cell. Additional information is also available at the company’s website at www.astris.ca.

Forward-Looking Statements

Any statements in this release that are not statements of fact may be considered "forward looking statements" as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, please contact:
Loyola Financial Services
Shareholder Services
Ph: 619-209-6068
Fx: 619-209-6071
Email: ASRNF@4lfs.com
Web: http://www.4lfs.com/
Astris Energi Inc.

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